FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: June 06, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            06 June 2006, Holding(s) in Company

Exhibit 99


                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Holders/Account Designation - Holding

Bank of Ireland/426360 - 13,599

Bank of New York - 86,334

Barclays Capital Nominees Limited - 506,433

Barclays Capital Nominees Limited - 5,127,832

Barclays Capital Nominees Limited - 31,231

Barclays Capital Securities Ltd - 1,400

Barclays Capital Securities Ltd - 6,503,996

Barclays Capital Securities Ltd - 12,511,480

Barclays Capital Securities Ltd - 467,632

Barclays Global Investors Canada - 77,972

Barclays Trust Co & Others - 57,524

Barclays Trust Co as EXEC/ADM - 27

Barclays Trust Co DMC69 - 19,606

Barclays Trust Co R69 - 342,131

BNP PARIBAS - 110,099

CHASE NOMINEES LTD/16376 - 649,408

CHASE NOMINEES LTD/20947 - 11,185,219

CHASE NOMINEES LTD/28270 - 419,922

CHASE NOMINEES LTD/28270 - 176,427

CIBC MELLON GLOBAL SECURITIES - 85,750

Clydesdale Nominees HGB0125/324190 - 529

Clydesdale Nominees HGB0125/496994 - 4,018

Clydesdale Nominees HGB0125/639191 - 1,366

Clydesdale Nominees HGB0125/639213 - 948

Clydesdale Nominees HGB0125/686408 - 3,150

Clydesdale Nominees HGB0125/692963 - 1,796

Clydesdale Nominees HGB0125/697205 - 2,009

Clydesdale Nominees HGB0125/697213 - 2,009

Clydesdale Nominees HGB0125/697710 - 14,850

Clydesdale Nominees HGB0125/697728 - 14,850

Clydesdale Nominees HGB0125/1201315 - 4,309

Clydesdale Nominees HGB0125/1201439 - 16,071

Gerrard Nominees Limited/605704 - 405

Gerrard Nominees Limited/607486 - 270

Gerrard Nominees Limited/615411 - 450

Gerrard Nominees Limited/617906 - 450

Gerrard Nominees Limited/621942 - 281

Gerrard Nominees Limited/622124 - 832

Gerrard Nominees Limited/627680 - 155

Gerrard Nominees Limited/630871 - 225

Gerrard Nominees Limited/631118 - 2,135

Gerrard Nominees Limited/637739 - 281

Gerrard Nominees Limited/640824 - 3,150

Gerrard Nominees Limited/642367 - 1,530

Gerrard Nominees Limited/642686 - 432

Gerrard Nominees Limited/643975 - 900

Gerrard Nominees Limited/650668 - 855

Gerrard Nominees Limited/653035 - 855

Gerrard Nominees Limited/654151 - 675

Gerrard Nominees Limited/658729 - 315

Gerrard Nominees Limited/659481 - 334

Gerrard Nominees Limited/659645 - 602

Gerrard Nominees Limited/659792 - 292

Gerrard Nominees Limited/660430 - 468

Gerrard Nominees Limited/660968 - 1,773

Gerrard Nominees Limited/770101 - 1,912

Greig Middleton Nominees Limited (GM1) - 529,103

Greig Middleton Nominees Ltd (GM3)/126066DA - 742

Greig Middleton Nominees Ltd (GM3)/523475DN - 45,000

Investors Bank and Trust Co. - 9,833

Investors Bank and Trust Co. - 147,115

Investors Bank and Trust Co. - 207,291

Investors Bank and Trust Co. - 9,769

Investors Bank and Trust Co. - 574,108

Investors Bank and Trust Co. - 1,775,418

Investors Bank and Trust Co. - 6,313,108

Investors Bank and Trust Co. - 4,219,841

Investors Bank and Trust Co. - 72,334

Investors Bank and Trust Co. - 8,436

Investors Bank and Trust Co. - 10,226

Investors Bank and Trust Co. - 114,110

Investors Bank and Trust Co. - 19,433

Investors Bank and Trust Co. - 597,713

Investors Bank and Trust Co. - 1,267,031

Investors Bank and Trust Co. - 3,029,551

Investors Bank and Trust Co. - 53,884

Investors Bank and Trust Co. - 34,805

Investors Bank and Trust Co. - 377,986

Investors Bank and Trust Co. - 293,306

JP Morgan (BGI Custody)/16331 - 341,748

JP Morgan (BGI Custody)/16338 - 78,464

JP Morgan (BGI Custody)/16341 - 416,358

JP Morgan (BGI Custody)/16341 - 728,313

JP Morgan (BGI Custody)/16342 - 166,508

JP Morgan (BGI Custody)/16344 - 134,393

JP Morgan (BGI Custody)/16345 - 230,070

JP Morgan (BGI Custody)/16400 - 11,681,605

JP Morgan (BGI Custody)/17011 - 22,311

JP Morgan (BGI Custody)/18408 - 62,347

JPMorgan Chase Bank - 39,946

JPMorgan Chase Bank - 12,915

JPMorgan Chase Bank - 5,987

JPMorgan Chase Bank - 5,504

JPMorgan Chase Bank - 81,585

JPMorgan Chase Bank - 103,611

JPMorgan Chase Bank - 75,729

JPMorgan Chase Bank - 41,726

JPMorgan Chase Bank - 4,860

JPMorgan Chase Bank - 680,916

JPMorgan Chase Bank - 127,077

JPMorgan Chase Bank - 1,493

JPMorgan Chase Bank - 12,119

JPMorgan Chase Bank - 168,899

JPMorgan Chase Bank - 2,418

JPMorgan Chase Bank - 10,086

JPMorgan Chase Bank - 35,071

JPMorgan Chase Bank - 4,500

JPMorgan Chase Bank - 134,040

JPMorgan Chase Bank - 178,775

JPMorgan Chase Bank - 62,705

JPMorgan Chase Bank - 110,207

JPMorgan Chase Bank - 696,980

Master Trust Bank - 5,854

Mellon Trust - US CUSTODIAN - 84,724

Mellon Trust - US CUSTODIAN - 192,863

MELLON TRUST OF NEW ENGLAND - 196,595

Mitsubishi Trust International - 4,461

Mitsui Asset - 19,734

Northern Trust Bank - BGI SEPA - 61,807

Northern Trust Bank - BGI SEPA - 301,519

Northern Trust Bank - BGI SEPA - 241,821

R C Greig Nominees Limited - 3,388,061

R C Greig Nominees Limited a/c AK1 - 1,318,025

R C Greig Nominees Limited a/c BL1 - 198,160

R C Greig Nominees Limited a/c CM1 - 73,434

R C Greig Nominees Limited GP1 - 305,248

R C Greig Nominees Limited SA1 - 113,688

Reflex Nominees Limited - 2,339

Reflex Nominees Limited - 551

State Street Bank & Trust - WI - 230,186

State Street Bank and Trust Co - 23,760

State Street Boston - 630,214

State Street Trust of Canada - 195,249

Sumitomo TB - 1,975

The Northern Trust Company - U - 139,918

Trust & Custody Services Bank - 732

Trust & Custody Services Bank - 12,046

Zeban Nominees Limited - 126,368

Total - 82,498,245

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 1.4P EACH

10. Date of transaction
31 May 2006

11. Date company informed
5 June 2006

12. Total holding following this notification
Total - 82,498,245

13. Total percentage holding of issued class following this notification
6.35%

14. Any additional information


15. Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
6 June 2006